September 10, 2008

Philips CFO elaborates on Philips’ progress in building the leading Health and Well-being brand at Credit Suisse Conference in London

London, United Kingdom – Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation at the Credit Suisse Capital Goods and Aerospace and Defense Conference in London, United Kingdom, in which he will further elaborate on how Philips is transforming into a leading global brand in Health and Well-being.

In his presentation, Mr. Sivignon will discuss how Philips’ focus on Health and Well-being is perfectly aligned with important demographic and economic trends, while also tapping into the people’s increasing demand for advanced but easy-to-use products and solutions that improve the quality of their lives. He will show how Philips has become a much simpler and more focused company dedicated to leveraging its deep consumer insight, technological prowess and innovative strength to deliver uniquely differentiating propositions to businesses and consumers under its strong brand name.

Mr. Sivignon will also elaborate on how Philips continues to actively manage its businesses to limit the impact on its financial performance of the rapidly deteriorating macro economic environment. In addition to its established hedging policies, Philips is taking further measures in response to rising commodity and energy costs, most notably by introducing ongoing price increases across many of its businesses. Mr. Sivignon will also confirm the financial guidance issued by Philips as part of the company’s Vision 2010 strategic plan.

The presentation starts at 10.45 AM Central European Time (CET). The slides that will be used during this presentation are available here. A webcast will become available on September 11, 2008.

For more information, please contact:
Joon Knapen
Philips Corporate Communications:
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.